

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2011

Via E-Mail
Dean Schultz
President and Chief Executive Officer
Federal Home Loan Bank of San Francisco
600 California Street
San Francisco, CA 94108

Re: **Federal Home Loan Bank of San Francisco**
        Form 10-K for the Fiscal Year Ended December 31, 2010
        Filed March 23, 2011
        Form 10-Q for the Fiscal Quarter Ended June 30, 2011
        Filed August 10, 2011
        File No. 000-51398

Dear Mr. Schultz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 2. Properties, page 22

1.   Please file as exhibits your material leases. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Compensation Discussion and Analysis, page 211

2.   Provide the staff, and revise future filings to identify, the comparison group used to benchmark compensation decisions, as discussed in this section. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

3.   Revise future filings to include expanded analysis of the actual performance of the Federal Home Loan Bank of San Francisco's performance with regard to each of the three performance metrics. While you currently include an analysis of how the bank performed with regard to the 200 point scale, you do not relate the performance to the actual metrics used so that investors can more readily understand how the performance to the targets resulted in meaningful performance gains for the Federal Home Loan Bank of San Francisco.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

4.   We note your disclosure on page 61 that Standard and Poor's Rating Services (S&P) lowered your credit rating from AAA to AA+ on August 8, 2011. Please tell us and revise your disclosure in your next filing, to address management's view of the impact of this credit rating downgrade on your future results of operations, financial position and liquidity, including the following (quantify amounts when possible):

   • Address management's view of both the short and intermediate term impact of the downgrade, including any impact upon your ability to continue to access the capital markets and the impact upon your funding costs;
   • Tell us, with a view towards revised disclosure in future filings, about any significant contracts or covenants for any credit facility or other agreement that might be impacted by the downgrade. As an example, we note disclosure in Note 14 on page 43 that if your credit ratings had been lowered one ratings notch below AAA then you would be required to deliver up to an additional $31 million to your derivative counterparties at June 30, 2011;
   • Address any impact that downgrades of other entities securities, including fellow Federal Home Loan Banks, might have on your investment portfolio; and
   • Address any impact that the downgrade had on any other financial instruments measured at fair value.

Note 9. Allowance for Credit Losses, page 28

5.   We note your disclosure on page 30 that for the three-months ended June 30, 2011 you recorded a provision for loan losses of $2.5 million and your allowance for loan losses has continued to increase from $1.0 million at December 31, 2008 to $5.4 million at June 30, 2011, despite the fact that your MPF program loan portfolio is currently in run-off

mode. Please tell us and revise future filings to expand the discussion of the methodology used to determine the inherent losses in your mortgage loan portfolio and, specifically, how it incorporates credit enhancements. Consider the need to provide quantified information of how credit enhancements will cover your delinquent loans, specifically setting forth the waterfall of those enhancements, and how they result in your recorded allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have any questions regarding comments on the financial statements and related matters. Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel